XTL Biopharmaceuticals Ltd.

5 HaCharoshet St., Raanana,
4365603, Israel

November 7, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Alla Berenshteyn, Joseph McCann, Mary Beth Breslin and Suzanne Hayes

Re:	XTL Biopharmaceuticals Ltd.
Registration Statement on Form F-1
Filed December 31, 2015
File No. 333-208817

Ladies and Gentlemen:

On behalf of XTL Biopharmaceuticals Ltd. (the “Company”), I am writing to respond to the comment letter of the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”), dated January 26, 2016 relating to the Company’s Registration Statement on Form F-1 (File No. 333-208817) (the “Registration Statement”) originally filed with the SEC on December 31, 2015.

The Company has revised the Registration Statement to respond to the Staff’s comments and, concurrently with this letter, is filing a Pre-Effective Amendment No. 1 to the Registration Statement, which incorporates the revisions discussed in this letter and makes certain updates to the Registration Statement.

Set forth below are the responses to the comments raised in your letter. For your convenience, we have repeated each of your numbered comments followed by our responses. References throughout this letter to “we,” “us” and “our” are to the Company.

General

1.	Please identify the lead underwriter(s) in your next amendment.

Response

The Company has engaged H.C. Wainwright & Co., LLC to act as its exclusive placement agent in connection with this offering and has revised the Registration Statement accordingly.

2.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Prior to requesting effectiveness of the registration statement, please revise to include all such information

Response

The Company acknowledges the Staff’s comment and prior to requesting effectiveness will revise the Registration Statement to include all required information.

Compensation, page 49

3.	Please update your disclosure to include compensation information for your most recently completed fiscal year. Please refer to Part I, Item 4.a of Form F-1 and Part I, Item 6.B of Form 20-F.

Response

The Company has revised the Registration Statement to include the compensation information referenced in the above comment.

If you have any further comments and/or questions, please contact the undersigned.

Very truly yours,

/s/ Joshua Levine

Name: Joshua Levine

Title: Chief Executive Officer

cc:	David Kestenbaum, Chief Financial Officer
Gregory Sichenzia, Sichenzia Ross Ference Kesner LLP
Avital Even-Shoshan, Sichenzia Ross Ference Kesner LLP